SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 27, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

This Report on Form 6-K contains a press release dated February 26, 2009, announcing the resignation of Professor Johannes Feldmayer as a member of the Infineon Technologies AG Supervisory Board, effective February 26, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 27, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer

News Release / Presseinformation
Professor Johannes Feldmayer Leaves Infineon Supervisory Board
Neubiberg, Germany — February 26, 2009 — Effective immediately and at his own request, Professor Johannes Feldmayer has stepped down from the Supervisory Board of Infineon Technologies AG (FSE/NYSE: IFX). He has served on Infineon’s Supervisory Board since January 25, 2005. Infineon thanks Feldmayer, a renowned industry authority and strategy expert, for his professionalism and competency in the execution of his duties as a member of the Supervisory Board.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/

For the Business and Trade Press: INFXX200902.037e

Media Relations Technology:	Name:	Phone:	Email:
Worldwide Headquarters	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com